Filed pursuant to Rule 433

Registration No. 333-132574-01

Free Writing Prospectus Dated March 11, 2008

PPL ENERGY SUPPLY, LLC

$400,000,000

6.50% SENIOR NOTES DUE 2018

FINAL TERMS AND CONDITIONS

Issuer:	PPL Energy Supply, LLC
Size:	$400,000,000
Maturity:	May 1, 2018
Coupon:	6.50%
Price to Public:	99.661%
Yield to Maturity:	6.544%
Spread to Benchmark Treasury:	+295 basis points
Benchmark Treasury:	3.50% due February 15, 2018
Benchmark Treasury Yield:	3.594%
Interest Payment Dates:	Semi-annually in arrears on May 1 and November 1, commencing on November 1, 2008.
Make-Whole Call:	At any time at the discount rate of Treasury plus 50 basis points.
Settlement:	March 14, 2008 (T+3)
CUSIP:	69352J AL1
Ratings:	Moody’s: Baa2 / S&P: BBB / Fitch: BBB+*
Joint Book-Running Managers:	Barclays Capital Inc. Goldman, Sachs & Co. Greenwich Capital Markets, Inc.
Senior Co-Managers:	KeyBanc Capital Markets Inc. Lehman Brothers Inc.
Junior Co-Managers	Toussaint Capital Partners, LLC The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at toll-free 1-888-227-2775, Ext. 2663, Goldman, Sachs & Co. at toll-free 1-866-471-2526 or Greenwich Capital Markets, Inc. at toll-free 1-866-884-2071.